EXHIBIT 99.1

Neptune's 1st Annual Charity Poker Game to Benefit Vitamin Angels

With Guest of Honor John Elway

LAVAL, Quebec, Nov. 5, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) will host its 1st Annual Charity Poker Game on Tuesday, November 6th, at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game will feature guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds will benefit Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

"I was amazed to find out that with each contribution of 500$, Vitamin Angels can reach out to 2000 children, therefore, I realized the importance of making this event a recurrent success." said Henri Harland, Neptune's President & CEO.

"I have recently joined this industry as the spokesperson of NKO® and a partner of Neptune. It is with great pleasure that I take part in this fundraiser and I hope you will join me, for this great cause. I am looking forward to playing at your table!" said John Elway.

"Vitamin Angels is reaching children around the world with lifesaving vitamin A, increasing their odds of survival by 24%. You can't get better odds than that!" said Howard Schiffer, founder and president of Vitamin Angels. "When you support Vitamin Angels you always win."

The Texas Hold'Em tournament will also feature an open bar and hors d'oeuvres as well as a live auction; prizes include tickets to a Broncos game in John Elway's private box. Pascal LeFrancois, WSOP Bracelet Winner, which is sponsored by Neptune, will be playing on behalf of Vitamin Angels. Entry fee is $1,000, due upon registration.

Neptune would like to thank all the confirmed participants which will help make this event a success.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Vitamin Angels

Vitamin Angels is dedicated to reducing child mortality worldwide by advancing availability, access and use of essential micronutrients, especially vitamin A, among at-risk populations. In 2011, Vitamin Angels connected approximately 25,000,000 children in 41 countries, including the US, with the vital nutrients they need as a foundation for good health. We have received four consecutive four-star ratings from Charity Navigator for Financial Health, Accountability and Transparency. To learn more, visit www.vitaminangels.org.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com